WiMi Hologram Cloud Inc.

September 29, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Kathleen Collins

Ms. Megan Akst

Re:	WiMi Hologram Cloud Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 13, 2023 File No. 001-39257

Ladies and Gentlemen:

WiMi Hologram Cloud Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 19, 2023 regarding its Form 20-F for the fiscal year ended December 31, 2022 filed on April 13, 2023.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2022

Introductory Note, page iv

1.	We note that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your annual report. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

In response to the Staff’s comments, in future filings, the Company will revise its definition of “China” and the “PRC” to remove the exclusion of Taiwan, Hong Kong and Macau. The proposed revised disclosure is set forth in Annex A. In addition, the Company will include disclosures to clarify that the legal and operational risks associated with operating in mainland China also apply to operations in Hong Kong, without narrowing risks related to operating in the PRC to mainland China only. Where appropriate, the Company will also explain the differences between Hong Kong and mainland Chinese laws and describe risks and consequences to the Company associated with those laws.

The Company respectfully advises the Staff that the Company does not have operations in Macau.

Item 3. Key Information

Non-GAAP Financial Measures, page 3

2.	We note that you include a discussion of non-GAAP measures before presenting any GAAP financial measures. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. In this regard, consider moving your nonGAAP discussion to follow your GAAP results of operations disclosure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the non-GAAP C&DIs.

In response to the Staff’s comments, in the Company’s future annual reports on Form 20-F, the Company will move the non-GAAP discussion to the end of Item 5 A.OPERATING RESULTS, following its GAAP results of operations disclosure. The proposed revised disclosure is set forth in Annex A.

D. Risk Factors

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA..., page 25

3.	Please expand this risk factor to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of consecutive “non-inspection years” from three to two years, and thus, reduces the time before securities may be prohibited from trading or delisted.

In response to the Staff’s comments, in future filings, the Company will add the following disclosure in Item 3 D. RISK FACTOR related to the Holding Foreign Companies Accountable Act:

“On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted, which amended the HFCAA by reducing the aforementioned inspection period from three to two consecutive years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.”

The proposed revised disclosure is set forth in Annex A.

Item 4. Information on the Company

C. Organizational Structure, page 70

4.	Please revise to improve legibility by increasing the font size of the text in your organization chart.

In response to the Staff’s comments, in future filings, the Company will improve legibility by increasing the font size of the text in its organization chart. The proposed revised disclosure and chart is set forth in Annex A.

Item 18. Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-6

5.	Please revise to separately present the cost of revenue from products and services on the face of your consolidated statement of operations and comprehensive loss. Refer to Rule 5-03(b)(2) of Regulation S-X.

In response to the Staff’s comments, in the Company’s future annual reports on Form 20-F, the Company will revise to separately present the cost of revenue on the face of its consolidated statement of operations and comprehensive loss. The proposed revised disclosure is set forth in Annex A.

Note 13. Goodwill, page F-50

6.

We note that the company’s net book value significantly exceeds its market capitalization. Please address the following as it relates to your goodwill impairment evaluation:

● Identify each of your reporting units. In this regard, your disclosures on page 90 indicate that you have four reporting units with goodwill, however, the table appears to identify only two: AR advertising services unit and semiconductor business unit.

Also, your disclosures elsewhere refer to reporting units, which appear to be based on prior acquisitions (i.e. Skystar reporting, Fe-da Electronics and Shenzhen Kuxunyou reporting units).

● To the extent reporting units changed during fiscal 2022, describe how assets, liabilities and goodwill allocated to such units were reassigned. Refer to ASC 350-20- 35-45.

● Tell us the fair value and carrying value of each reporting unit and the amount of goodwill allocated to each.

● Explain how the “business strategy adjustment” impacted Shenzhen Yitian’s operations and your goodwill analysis. In your response, clarify what specific revenue stream was impacted when Shenzhen Yitian’s ceased operating their business involving foreign investment restrictions.

● Provide us with a reconciliation of the estimated fair value of your reporting units to the company’s market capitalization as of December 31, 2022.

In response to the Staff’s comments,in future filings, the company will (i) clarify the four reporting units which have goodwill, we will list the company name of the reporting units. (ii) add Goodwill Fair Value and Carrying Value for each reporting unit. The proposed revised disclosure at page 90 as follows:

Segment	Reporting Unit	Fair Value Exceeds Carrying Value	Net Goodwill as of December 31, 2021	Net Goodwill as of December 31, 2022	Goodwill Fair Value as of December 31, 2022	Carrying Value as of December 31, 2022
			(in RMB thousands)
AR advertising services	Shenzhen Yidian	143.7%	137,060	137,060	196,955	193,383
	Shenzhen Yitian	954.9%	92,990	92,990	887,962	214,101
	Guoyu	67.9%	13,284	13,284	9,020	6,708
Semiconductor business	FE-DA Electronics	—	33,644	—	—	4,746
			276,978	243,334	1,093,937	418,939

In addition, the Company respectfully advises the Staff that the goodwill of Skystar and Shenzhen Kuxunyou has been fully impaired as of December 31, 2021, therefore, these two companies are not listed in the above table.

The disclosure of the company’s 20-F at page 12 as follows:

“Our operating units Kuxuanyou, Skystar and Fe-da Electronics recorded goodwill impairment charges of approximately RMB 131.2 million, impairment of long-lived assets of approximately RMB 4.3 million and other assets of approximately RMB 11.1 million which are mainly impairment of inventory and contract costs due to lower profit projections for the year ended December 31, 2021. For the year ended December 31, 2022, our operating unit Fe-da Electronics recorded goodwill impairment charges of approximately RMB 35.5 million (USD 5.1 million), impairment of long-lived assets of approximately RMB 13.7 million (USD 2.0 million).”

Moreover, the Company respectfully advises the Staff that the Company did not undertake a reorganization during fiscal 2022, the assets, liabilities and goodwill allocated to such units were not reassigned during fiscal 2022 refer to ASC 350-20- 35-45. As the “business strategy adjustment” refers to a “business plan adjustment”, Shenzhen Yitian formulated a plan to operate businesses involving foreign investment before, but it did not actually carry out any such business plans. Therefore, the “business strategy adjustment” did not impacted Shenzhen Yitian’s operations and the goodwill, and no specific revenue stream was impacted. Shenzhen Yitian possesses PRC Internet Content Provision (“ICP”) licenses which enable it to operate foreign-investment restricted business in telecommunication, this is the main reason why the historical VIE had originally been utilized instead of an equity ownership interest. Due to the business plan adjustment, the company will not operate businesses involving foreign investment restrictions in the future, so the VIE structure was terminated in April 2022.

In addition, the Company respectfully advises the Staff that the company’s net asset and market capitalization are USD 165,029,543 and USD 113,427,050 respectively as of December 31, 2022.

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at sean@wimiar.com or by phone at +86-10-5338-4913.

Very truly yours,

/s/ Shuo Shi
Shuo Shi
Chief Executive and Operations Officer

Enclosure:  Annex A

Annex A

Comment 1

INTRODUCTORY NOTE

● China” or “PRC” refers to the People’s Republic of China~~, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau~~;

Comment 2

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

We offer AR-based holographic services and products to cater to our customers’ needs. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner. The core of our holographic AR technologies is used in software engineering, content production, cloud and big data. All of our services and products are centered upon providing an innovative, immersive and interactive holographic AR experience for our customers and end users. Approximately 44.0%, 48.2% and 70.6% of our revenues were generated by our holographic AR advertising and entertainment services for the years ended December 31, 2020, 2021, and 2022, respectively.

Starting in July 2020, we developed our semiconductor business as we believe that the application demand of holographic 3D vision in the semiconductor sector is growing rapidly, representing huge market potentials. We engage in the provision of central processing algorithm services and computer chip products to enterprise customers and the sales of comprehensive solutions for central processing algorithms and related services with software and hardware integration by establishing VIYI which subsequently merged with Venus Acquisition corporation and renamed MicroAlgo, of which we own 65.92% of equity interest. In addition, our joint ventures VIDA Semicon Co., Limited (“VIDA”) also contributed to the growth of our semiconductor business. Approximately 56.0%, 51.8% and 29.4% of our revenues were generated by our semiconductor business for the years ended December 31, 2020, 2021, and 2022 from the sale of semiconductor products and related accessories and the design of software for central processing units based on customers’ specific needs.

Our total revenues were RMB 766.0 million, RMB 933.8 million, and RMB 682.3 million (USD 98.0 million) for the year ended December 31, 2020, 2021, and 2022, respectively. We recorded a net loss of RMB 145.0 million, RMB 254.4 million and RMB 376.8 million (USD 54.1 million) for the years ended December 31, 2020 and 2021, and 2022 respectively.

Impact of COVID-19

The novel coronavirus (COVID-19) has spread rapidly in many parts of the world since early 2020. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first few months in 2020. In addition, the Omicron variant and the Delta variant of COVID-19 began to spread rapidly over the world and affected our business, as well as our customers and suppliers and because a majority of our business operations and our workforce are concentrated in China, our business, results of operations, and financial condition have been adversely affected for the first half of 2020. Our business and results of operations have been resumed to normal level in the second half of 2020 and 2021. The resurgence of COVID-19 variant has caused further impact to our operations in 2022.

In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations. Any future impact of COVID-19 on the Company’s China operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for AR advertising services

Approximately 40.1%, 48.2% and 70.6% of our revenues were generated from our holographic AR advertising services for the years ended December 31, 2020, 2021, and 2022, respectively. The number of our customers for our AR advertising services increased from 294 for the year ended December 31, 2020 to 312 for the year ended December 31, 2021, and 298 for the year ended December 31, 2022. In addition, average revenues per customer for AR advertising services were approximately RMB 1.0 million, RMB 1.4 million, and RMB 1.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our AR advertising services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, new services, products and capabilities, to newer stages of development. To retain and attract existing and potential customers, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, holographic AR and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings. We spent approximately RMB 85.0 million, RMB 155.6 million, and RMB 341.6 million, (USD 49.0 million) on research and development for the years ended December 31, 2020, 2021 and 2022, respectively. For the years ended December 31, 2022, approximately RMB 6.4 million (USD 0.9 million) was recorded as stock-based compensation expense.

China’s per capita expenditure on education, cultural and recreation

According to Frost & Sullivan, China’s per capita expenditure on education, culture and recreation rose at a CAGR of 9.7% from RMB 1,536 in 2014 to RMB 2,226 in 2018. Our business and results of operations are affected by a number of general factors affecting China’s holographic AR industry, which include the per capita expenditure on education, culture and recreation in China. According to Frost & Sullivan, China’s per capita expenditure on education, culture and recreation is expected to reach RMB 3,300 in 2023, representing a CAGR of 8.2% from 2018 to 2023. The increase in expenditure on education, culture and recreation boosts the growth of relevant markets, such as entertainment market and consuming electronic device market, which in turn will increase the market demand of our services and products.

Our ability to pursue strategic opportunities for growth

We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the holographic AR and semiconductor industries that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

Our ability to expand our application fields and diversifying customer base

Currently, the existing applications of holographic AR include primarily the entertainment and advertising industries, which are the industries we are currently focused on. With increasing awareness and acceptance of this technology, we expect that more applications will be identified to magnify the value of this technology, such as assistance in surgery and tele-diagnosis, and assistance in training and education. Our ability to expand our application fields and diversify our customer base may affect our operating results in the future.

Key Components of Our Results of Operations

Revenues

Our revenues consist of AR advertising services revenues, AR entertainment revenues and semiconductor business revenues. AR advertising services use holographic AR materials and integrate them into advertisement on the online media platforms or offline displays. We generate revenues when we completed our performance obligation to deliver related services based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression (“CPM”) or cost per action (“CPA”)) for online display and service period for offline display contracts. Over 90% of our contracts with customers are based on CPM. In 2021, we also started providing performance-based advertising services, where revenues are generated only when our customers’ target audiences complete certain transaction(s) as specified in the advertising service contracts.

AR entertainment revenues include revenues generated from software development kit (“SDK”) payment channel services, software development, mobile games services and technology developments. We generate related revenues when a user completes the payment transaction for SDK payments, net of payments to content providers. We also generate revenues from sales of software development services. Revenues generated from mobile games include royalty payments from licensee operators of our mobile games and fees collected from game developers for using our game portal.

Semiconductor business revenues include revenues generated from the sale of semiconductor products and related accessories. We generate revenues when the control of products is transferred to customers as evidenced by customers signed acceptances. We also generate revenues from software development. We design software for central processing units based on customers’ specific needs. Revenues are recognized over time during the development period.

Our breakdown of revenues for the years ended December 31, 2020, 2021 and 2022, respectively, is summarized below:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Revenues
AR advertising	307,328,308	435,917,971	480,322,821	68,966,318
AR entertainment	29,740,544	14,056,868	1,356,556	194,779
Semiconductor business	428,944,734	483,816,680	200,613,602	28,804,756
Total revenue	766,013,586	933,791,519	682,292,979	97,965,853

Cost of Revenues

For AR advertising services, the cost of revenues consists of the costs paid to channel providers in accordance with revenue-sharing arrangements. For AR entertainment, the cost of revenues consists of the shared costs with content providers based on the profit-sharing arrangements, third-party consulting services expenses and compensation expenses for our professionals. For semiconductor business, the cost of revenues consists primarily of the costs of products sold and third-party software development costs.

Our breakdown of cost of revenues for the years ended December 31, 2020, 2021 and 2022, respectively, is summarized below:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cost of revenues
AR advertising	211,297,881	254,217,297	337,945,690	48,523,345
AR entertainment	3,137,805	4,385,783	145,397	20,876
Semiconductor business	382,143,014	425,620,752	201,155,503	28,882,564
Total cost of revenues	596,578,700	684,223,832	539,246,590	77,426,785

Operating expenses

Operating expenses include selling, general and administrative, research, development and stock compensation expenses. Selling expenses are mainly salary and benefit expenses for our sales team and related travel expenses. General and administrative expenses are mainly salary and benefit of management, professional fees, services fees, rental and other operating expenses of attributable to general and administrative activities. Research and development expenses are mainly salary and benefits for in house software engineers and payments made to outside subcontractors. Stock compensation expenses are expenses related to the share awards granted to employees and consultants pursuant to the 2020 stock compensation plan.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations as well as becoming a publicly traded company.

Results of Operations

Our consolidated results of operations for the years ended December 31, 2020, 2021 and 2022 are summarized below:

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Revenues	766,013,586	933,791,519	682,292,979	97,965,853
Cost of revenues	(596,578,700)	(684,223,832)	(539,246,590)	(77,426,785)
Gross profit	169,434,886	249,567,687	143,046,389	20,539,068
Selling expenses	(3,746,873)	(10,603,800)	(5,932,506)	(851,809)
General and administrative expenses	(34,294,568)	(65,815,883)	(44,935,678)	(6,452,012)
Research and development expenses	(84,957,626)	(155,578,474)	(341,611,729)	(49,049,727)
Recovery (Provision)for doubtful accounts	(1,156,935)	(138,379,533)	(4,452,821)	(639,351)
Stock compensation expense	(191,418,458)	(10,582,557)	(6,447,471)	(925,749)
Goodwill impairment loss	(7,276,957)	(131,194,659)	(35,493,300)	(5,096,244)
Impairment loss from long-lived assets	—	(4,308,822)	(13,713,235)	(1,968,991)
Change in fair value of business acquisition payables	—	3,239,892	—	—
Change in fair value of warrant liability	—	—	832,355	119,512
Loss from operations	(153,416,531)	(263,656,149)	(308,707,996)	(44,325,303)
Other (expense) income, net	11,363,289	8,426,463	(71,731,949)	(10,299,508)
Loss before provision for income taxes	(142,053,242)	(255,229,686)	(380,439,945)	(54,624,811)
Provision for income taxes	(2,904,681)	835,222	3,622,909	520,189
Net loss	(144,957,923)	(254,394,464)	(376,817,036)	(54,104,622)
Other comprehensive income (loss)	(38,876,201)	(19,852,192)	41,795,213	6,001,093
COMPREHENSIVE LOSS	(183,834,124)	(274,246,656)	(335,021,823)	(48,103,529)

Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP financial measures as supplemental measures to review and assess our operating performance of non-GAAP net income (loss). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP.

We define non-GAAP net income (loss) attributable to us as net income (loss) before stock compensation expenses, goodwill impairment loss, impairment loss from long-lived assets, impairment loss from other assets.

Although stock compensation is an important aspect of the compensation of our employees and goodwill impairment loss, impairment loss from long-lived assets and impairment loss from other assets are important aspects of our operating results, we exclude them from non-GAAP net income (loss) attributable to us primarily because they are non-cash expenses and are partially discretionary in nature, which is not necessarily indicative of our ongoing business performance. We believe that it is useful to exclude stock compensation expenses for investors to better understand the long-term underlying performance of our core operations and to facilitate comparison of our results to our prior periods and to our peer companies.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate our business plans. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges of stock compensation expenses.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Stock compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income (loss). Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including our peer companies, so their utility for comparison purposes may be limited.

We compensate for these limitations by reconciling our non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our non-GAAP net income attributable to us to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

Reconciliation of Net Loss Attributable to WiMi Hologram Cloud, Inc. to Non-GAAP Net Income	For the Years Ended December 31,
Attributable to WiMi Hologram Cloud, Inc.:	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net loss attributable to WiMi Hologram Cloud, Inc.	(151,167,868)	(235,973,179)	(357,731,093)	(51,364,198)
Stock compensation expenses	191,418,458	10,582,557	6,447,471	925,749
Goodwill impairment loss	7,276,957	131,194,659	35,493,300	5,096,244
Impairment loss from long-lived assets	—	4,308,822	13,713,235	1,968,991
Non-GAAP net income (loss) attributable to WiMi Hologram Cloud, Inc.	47,527,547	(89,887,141)	(302,077,087)	(43,373,214)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	129,439,604	167,057,820	172,273,032	172,273,032
Diluted	129,439,604	167,057,820	172,273,032	172,273,032
EARNINGS (LOSS) PER SHARE
Basic	(1.17)	(1.41)	(2.08)	(0.30)
Diluted	(1.17)	(1.41)	(2.08)	(0.30)
NON-GAAP WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	129,439,604	167,057,820	172,273,032	172,273,032
Diluted(1)	129,453,166	167,057,820	172,273,032	172,273,032
NON-GAAP EARNINGS (LOSS) PER SHARE
Basic	0.37	(0.54)	(1.75)	(0.25)
Diluted	0.37	(0.54)	(1.75)	(0.25)

(1)	The dilutive effect was due to 45,000 shares of unvested stock based compensation for the year ended December 31, 2020, there were no dilutive shares for the years for the year ended December 31, 2021 and 2022.

Comment 3

ITEM 3. KEY INFORMATION

D. RISK FACTORS

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCAA.

On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was enacted, which amended the HFCAA by reducing the aforementioned inspection period from three to two consecutive years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our predecessor auditor, the independent registered public accounting firm that issued the audit report for the years ended December 31, 2020 and 2021 included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

Our current auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that is a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis with the last inspection in March 2022. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCAA that the PCAOB be permitted to inspect the issuer’s public accounting firm within two years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

Comment 4

ITEM 4. INFORMATION ON THE COMPANY

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure as of December 31, 2022, including our significant subsidiaries and VIEs.

Hainan Lixin Technology Co., Ltd.
Lixin Technology Co., Ltd.
WiMi Hololgram Cloud Inc. (Cayman Company)
65.9%
MicroAlgo Inc. (Cayman Company)
Shenzhen Hedaozhongshu Technology Co., Ltd
Tianjin Zhongzhengdaohe Investment Co., Ltd.
Kashi Daohezhongzheng Internet Technology Co. Ltd
WEETO INVESTMENT PTE. LTD.
WIMI Hologram Cloud Limited (HK Company)
ViZe Technology Limited
VIYI Algorithm Inc. (Cayman Company)
FE-DA ELECTRONICS COMPANY PRIVATE LIMITED
Shenzhen ViZetong Technology Co., Ltd.
55%
VIYI Technology Limited (HK Company)
Excel Crest Limited
Wisdom Lab Inc.
53%
VIDA Semicon Co., Limited
Beijing Hologram Wimi Cloud Network Technology Co., Ltd. (WFOE)
55%
Shenzhen Virutong Technology Co., Ltd.
55%
Viru Technology Limited
Viwo Technology Limited
Shenzhen Weiyixin Technology Co., Ltd
VIE
58%
SKYSTAR DEVELOP MENT CO.,LTD
Micro Beauty Lightspeed Investment Management HK Limited
Beijing Wimi Cloud Software Co., Ltd.
Shanghai Weimu Technology Co., Ltd.
Shenzhen Yitian Internet Technology Co., Ltd
Shenzhen Yidian Network Technology Co., Ltd.
Shenzhen Viwotong Technology Co., Ltd.
Weidong Technology Co., Ltd.
Shenzhen Qianhai Wangxin Technology Co., Ltd.
Shenzhen Zhiyun Image Technology Co., Ltd.
Shenzhen Yunzhan Image Technology Co., Ltd.
Guangzhou Bimai Network Technology Co., Ltd
99%
Kashi Duodian Network Technology Co., Ltd.
Shenzhen Shiyunyanxi Technology Co. Ltd.
Guangzhou Tapuyu Internet Technology Co., Ltd.
Shanghai Guoyu Information Technology Co., Ltd.
1%
Shenzhen Yiyou Online Technology Co., Ltd.
Shenzhen Duodian Cloud Technology Co., Ltd.
Korgas Duodian Network Technology Co., Ltd.
Korgas 233 Technology Co., Ltd.
Dongguan Xinhongsheng Technology Co., Ltd.,
Korgas Weidong Technology Co., Ltd
Wuhan 233 Interactive Entertainment Technology Co., Ltd
Kashi Guoyu Information Technology Co., Ltd.
Note：Unmarked shareholding ratio is 100% control

Comment 5

ITEM 18. FINANCIAL STATEMENTS

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ending December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
OPERATING REVENUES
AR advertising services	307,328,308	435,917,971	480,474,142	68,988,046
AR entertainment	29,740,544	14,056,868	1,205,235	173,051
Semiconductor business	428,944,734	483,816,680	200,613,602	28,804,756
Total operating revenues	766,013,586	933,791,519	682,292,979	97,965,853

COST OF REVENUES
AR advertising services	(211,297,881)	(254,217,297)	(337,945,690)	(48,523,345)
AR entertainment	(3,137,805)	(4,385,783)	(145,397)	(20,876)
Semiconductor business	(382,143,014)	(425,620,752)	(201,155,503)	(28,882,564)
Total cost of revenues	(596,578,700)	(684,223,832)	(539,246,590)	(77,426,785)

GROSS PROFIT
Total gross profit	169,434,886	249,567,687	143,046,389	20,539,068

OPERATING EXPENSES
Selling expenses	(3,746,873)	(10,603,800)	(5,932,506)	(851,809)
General and administrative expenses	(34,294,568)	(65,815,883)	(44,935,678)	(6,452,012)
Research and development expenses	(84,957,626)	(155,578,474)	(341,611,729)	(49,049,727)
Provision for doubtful accounts	(1,156,935)	(138,379,533)	(4,452,821)	(639,351)
Stock compensation expenses	(191,418,458)	(10,582,557)	(6,447,471)	(925,749)
Impairment loss for goodwill	(7,276,957)	(131,194,659)	(35,493,300)	(5,096,244)
Impairment loss from long-lived assets	—	(4,308,822)	(13,713,235)	(1,968,991)
Change in fair value of business acquisition payable	—	3,239,892	—	—
Change in fair value of warrant liability	—	—	832,355	119,512
Total operating expenses	(322,851,417)	(513,223,836)	(451,754,385)	(64,864,371)

LOSS FROM OPERATIONS	(153,416,531)	(263,656,149)	(308,707,996)	(44,325,303)

OTHER INCOME (EXPENSE)
Investment income (loss)	12,284,332	2,491,671	(88,267,543)	(12,673,742)
Income from unconsolidated subsidiary	7,285	721,439	1,826,318	262,229
Interest income	476,234	3,365,198	3,733,002	535,997
Finance expenses, net	(3,818,949)	(7,073,809)	(2,253,132)	(323,512)
Other income, net	2,414,387	4,042,172	3,889,022	558,398
Gain from disposal of subsidiary	—	5,781,318	8,952,752	1,285,465
Gain (loss) from disposal of equity interest	—	(901,526)	387,632	55,657
Total other (expenses) income, net	11,363,289	8,426,463	(71,731,949)	(10,299,508)

LOSS BEFORE INCOME TAXES	(142,053,242)	(255,229,686)	(380,439,945)	(54,624,811)

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(4,487,629)	(2,189,629)	(135,968)	(19,523)
Deferred	1,582,948	3,024,851	3,758,877	539,712
Total (provision for) benefit of income tax	(2,904,681)	835,222	3,622,909	520,189

NET LOSS	(144,957,923)	(254,394,464)	(376,817,036)	(54,104,622)

Less: Net income (loss) attributable to non-controlling interests	6,209,945	(18,421,285)	(19,085,943)	(2,740,422)

NET LOSS ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(151,167,868)	(235,973,179)	(357,731,093)	(51,364,200)

NET LOSS	(144,957,923)	(254,394,464)	(376,817,036)	(54,104,622)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(38,876,201)	(19,852,192)	41,795,213	6,001,093

COMPREHENSIVE LOSS	(183,834,124)	(274,246,656)	(335,021,823)	(48,103,529)

Less: Comprehensive income (loss) attributable to non-controlling interests	5,865,631	(18,737,271)	(24,694,512)	(3,545,719)

COMPREHENSIVE LOSS ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(189,699,755)	(255,509,385)	(310,327,311)	(44,557,810)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	129,439,604	167,057,820	172,273,032	172,273,032

LOSS PER SHARE
Basic and diluted	(1.17)	(1.41)	(2.08)	(0.30)